                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                               SHOP AT HOME, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   825066 30 1
                                 (CUSIP Number)

                             C. Michael Norton, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                              2525 West End Avenue
                               Nashville, TN 37203
                                 (615) 244-0020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 16, 2001
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this statement. [ ]

                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person........................................SAH Holdings, Ltd.

         S.S. or I.R.S. No. of
         above person.....................................................62-1539757

(2)      Check the appropriate box
         if a member of a group
         (see instructions)....................................................(a) X
                                                                               (b)
(3)      SEC use only..........................................................

(4)      Source of funds (see instructions).......................................SC

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e).......................................................

(6)      Citizenship or place
         of organization.....................................................Florida

Number of shares beneficially
owned by each reporting person with:

         (7)      Sole voting power................................................*
         (8)      Shared voting power..............................................*
         (9)      Sole dispositive power...........................................*
         (10)     Shared dispositive power.........................................*

(11)     Aggregate amount beneficially
         owned by each reporting person............................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).................................................X

(13)     Percent of class represented
         by amount in Row (11).....................................................*

(14)     Type of reporting person.................................................PN

*See Item 5 below.




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
                             CUSIP NO. - 825066 30 1


(1)      Name of reporting person.......................................J.D. Clinton

         S.S. or I.R.S. No. of
         above person................................................SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions)....................................................(a) X
                                                                               (b)
(3)      SEC use only..........................................................

(4)      Source of funds (see instructions)......................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e)......................................................

(6)      Citizenship or place
         of organization.........................................................USA

Number of shares beneficially
owned by each reporting person with:

         (7)      Sole voting power................................................*
         (8)      Shared voting power..............................................*
         (9)      Sole dispositive power...........................................*
         (10)     Shared dispositive power.........................................*

(11)     Aggregate amount beneficially
         owned by each reporting person............................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).................................................X

(13)     Percent of class represented
         by amount in Row (11).....................................................*

(14)     Type of reporting person.................................................IN

*See Item 5 below.

                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person..........................Clinton Investments, Ltd.

         S.S. or I.R.S. No. of
         above person.....................................................62-1725775

(2)      Check the appropriate box
         if a member of a group
         (see instructions)....................................................(a) X
                                                                               (b)
(3)      SEC use only...........................................................

(4)      Source of funds (see instructions).......................................SC

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e).......................................................

(6)      Citizenship or place
         of organization.....................................................Florida

Number of shares beneficially
owned by each reporting person with:

         (7)      Sole voting power................................................*
         (8)      Shared voting power..............................................*
         (9)      Sole dispositive power...........................................*
         (10)     Shared dispositive power.........................................*

(11)     Aggregate amount beneficially
         owned by each reporting person............................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).................................................X

(13)     Percent of class represented
         by amount in Row (11).....................................................*

(14)     Type of reporting person.................................................PN

*See Item 5 below.

         The purpose of this amendment is to report a decrease in percentage of the Common Stock of the Issuer held by the Reporting Group as a result of the transfer of 312,500 shares by Clinton Investments, Ltd., in a private transaction.



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

         Items 4 and 5 of the Schedule 13D are amended and restated in their entirety as follows.

Item 4.  Purpose of Transaction

         On October 16, 2001, Clinton Investments, Ltd., disposed of 312,500 shares of the Common Stock of the Issuer in a private transaction with unrelated parties.

         None of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

         Notwithstanding the previous paragraph, the Board of Directors of the Issuer, of which J.D. Clinton is the chairman, recently voted, to increase the size of the Board of Directors from 6 to 7 persons and has nominated and recommended to its shareholders that Don C. Stansberry Jr. be elected to the Board at the annual meeting of shareholders scheduled for November 29, 2001.

Item 5.  Interest in Securities of the Issuer

         a.       Beneficial Interest:      SAH Holdings, Ltd.
                                            Clinton Investments, Ltd.
                                            J.D. Clinton(1)


                  i.   Owned                     4,180,874(2)        (10.0%)
                       Right to Acquire             91,250(3)         (0.2%)

                  ii.  Sole Voting Power         4,185,043(4)        (10.0%)
                       Shared Voting Power          87,081(5)         (0.2%)
                       Sole Dispositive Power    4,185,043(6)        (10.0%)
                       Shared Dispositive Power     87,081(7)         (0.2%)



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

(1) Clinton is the sole shareholder of Gatehouse Equity Management Corporation (formerly Global Network Television, Inc.) ("Gatehouse"), and Gatehouse is the sole general partner of SAH Holdings, Ltd. ("SAH"), a limited partnership, and is also the sole general partner of Clinton Investments, Ltd. ("Clinton Investments"), a limited partnership. Clinton, SAH and Clinton Investments are reported as a group hereunder.

(2) SAH is the owner of 3,268,508 shares; 825,285 are held by Clinton Investments; 9,320 shares are owned by Clinton's wife; 18,600 shares are held by Gatehouse; and 59,161 are held by two Clinton family trusts.

(3)  Clinton has options to acquire 91,250 shares from the Issuer.

(4) These shares are made up of 3,268,508 shares held by SAH, 825,285 shares held by Clinton Investments, and options held Clinton to purchase 91,250 such shares.

(5) Clinton shares the right to vote 9,320 shares owned by his wife, 18,600 shares held by Gatehouse and 59,161 shares owned by the Clinton family trusts.

(6)  Same shares listed in Note 4.

(7)  Same shares listed in Note 5.

         b. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock in the past sixty days, except as described herein.





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

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.

                                    SAH HOLDINGS, Ltd.

                                    By: GATEHOUSE EQUITY MANAGEMENT CORPORATION,
                                        General Partner



Date: October 24, 2001                  By: /s/ Dan Jackson
                                            ------------------------------------
                                            Dan Jackson, President



















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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                    CLINTON INVESTMENTS, Ltd.

                                    By: GATEHOUSE EQUITY MANAGEMENT CORPORATION,
                                        General Partner



Date: October 24, 2001                  By: /s/ Dan Jackson
                                            ------------------------------------
                                            Dan Jackson, President
        Dan Jackson, President











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

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: October 24, 2001                     /s/ J.D. Clinton
                                    -------------------------------
                                    J.D. Clinton


















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